Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated February 11, 2021 with respect to the consolidated statements of financial position of CI Financial Corp. (the "Company") as of December 31, 2020 and 2019, and the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period then ended December 31, 2020, included in Exhibit 99.1 on Form 6-K filed on February 12, 2021, in the Registration Statement on Form F-10 of the Company (File No. 333-251032) for the registration of up to US$2,000,000,000 of unsecured debt securities, subscription receipts, preference shares or common shares of the Company.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada
February 12, 2021